Exhibit 4.39

Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on November 1, 2018, in connection with Fazenda Alto Taquari

Parties: Imobiliária Mogno Ltda., as Seller; and Airton Dall’Ago and Geancarlo Dall’Ago, as Buyers.

Purpose: The commitment to sell a total area of 102.98 hectares, to be originated from Fazenda Alto Taquari, for the total price, in Brazilian national currency (Reais), equivalent 113,278 bags of soybeans per hectare, to be paid as follows: (i) the first installment in the amount, in Brazilian Reais, equivalent to 22,656 bags of soybean, on November 19, 2018; (ii) the second installment, in the amount in Brazilian Reais, equivalent to 11,328 bags of soybeans, shall be paid on March 31, 2019; (iii) the third installment, in the amount, in Brazilian Reais, equivalent to 11,328 bags of soybeans, shall be paid on August 30, 2019; (iv) the fourth installment, in the amount, in Brazilian Reais, equivalent to 11,328 bags of soybeans, shall be paid on March 31, 2020; (v) the fifth installment, in the amount, in Brazilian Reais, equivalent to 11,328 bags of soybeans, shall be paid on August 30, 2020; (vi) the sixth installment, in the amount, in Brazilian Reais, equivalent to 11,328 bags of soybeans, shall be paid on March 31, 2021; (vii) the seventh installment, in the amount, in Brazilian Reais, equivalent to 11,328 bags of soybeans, shall be paid on August 30, 2021; (viii) the eighth installment, in the amount, in Brazilian Reais, equivalent to 11,328 bags of soybeans, shall be paid on March 31, 2022; and (ix) the ninth installment, in the amount, in Brazilian Reais, equivalent to 11,328 bags of soybeans, shall be paid on August 30, 2022.